NO 9/27

SECURI 06050202 MISSION

SEC MAIL PROCESSING SECTION RECEIVED AUG 28 2006 WASH, D.C. 186

BB 9/20

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 047985

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2005 (MM/DD/YY) AND ENDING June 30, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
M. Hadley Securities, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 California Street, Suite 335
(No. and Street)

San Francisco (City) CA (State) 94109 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Malcom H. Gissen (415) 397-5252
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name — *if individual, state last, first, middle name*)

9010 Corbin Avenue, Suite 7 (Address) Northridge (City) California (State) 91324 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 29 2006 E
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

JA 9/28

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Malcolm H. Gissen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of M. Hadley Securities, Inc., as of June 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of CALIFORNIA
County of SAN FRANCISCO
Subscribed and sworn (or affirmed) to before me this 28 day of JULY, 2006

Notary Public

Signature

Pres.

Title

DAT PHAN
Comm. # 1469658
NOTARY PUBLIC - CALIFORNIA
City & County of San Francisco
My Comm. Expires Feb. 10, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M. Hadley Securities, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended June 30, 2006

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
M. Hadley Securities, Inc.

We have audited the accompanying statement of financial condition of M. Hadley Securities, Inc. as of June 30, 2006, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of M. Hadley Securities, Inc. as of June 30, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedules I-III are presented for purposes of additional analysis and is not required as part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subject to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respect in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Breard & Associates, Inc.
Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
July 24, 2006

M. Hadley Securities, Inc.
Statement of Financial Condition
June 30, 2006

Assets

Cash and cash equivalents	$ 16,010
Prepaid income tax	130
Deferred tax assets	11,057
Total assets	$ 27,197

Liabilities & Stockholder's Equity

Liabilities	
Accounts payable	$ 1,000
Total liabilities	1,000
Stockholder's equity	
Common stock, $1 par value; 1,000,000 shares authorized; 2,000 issued and outstanding	2,000
Retained earnings	24,197
Total stockholder's equity	26,197
Total liabilities & stockholder's equity	$ 27,197

The accompanying notes are an integral part of these financial statements.

M. Hadley Securities, Inc.
Statement of Operations
For the Year Ended June 30, 2006

Revenues	
Commission income	$ 33,710
Interest income	212
Total revenue	33,922
Expenses	
Commission expense	31,133
Taxes, licenses, fees other than income taxes	1,580
Other operating expenses	6,514
Total expenses	39,227
Net Income (loss) before income tax provision	(5,305)
Income tax provision (benefit)	(655)
Net income (loss)	$ (4,650)

The accompanying notes are an integral part of these financial statements.

M. Hadley Securities, Inc.
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2006

	Common Stock	Retained Earnings	Total
Balance, at June 30, 2005	$ 2,000	$ 28,847	$ 30,847
Net income (loss)	–	(4,650)	(4,650)
Balance, at June 30, 2006	$ 2,000	$ 24,197	$ 26,197

The accompanying notes are an integral part of these financial statements.

M. Hadley Securities, Inc.
Statement of Changes in Cash Flows
For the Year Ended June 30, 2006

Cash flow from operating activities:		
Net income (loss)		$ (4,650)
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by (used in) operating activities:		
(Increase) decrease in:		
Prepaid income taxes	(130)	
Deferred income taxes	(1,455)	
(Decrease) increase in:		
Income taxes payable	(283)	
Total adjustments		(1,868)
Net cash and cash equivalents provided by (used in) operating activities		(6,518)
Cash flows from investing activities:		–
Cash flows from financing activities:		–
Net increase (decrease) in cash and cash equivalents		(6,518)
Cash and cash equivalents at the beginning of the year		22,528
Cash and cash equivalents at the end of the year		$ 16,010

Supplemental disclosure of cash flow information

Cash and cash equivalents paid during the year for	
Income taxes	$ 1,761
Interest	$ –

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

M. Hadley Securities, Inc. (the "Company") was incorporated on December 29, 1994 in California and obtained a license as a security broker/dealer on June 8, 1995. The Company is a fully disclosed broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the National Association of Securities Dealers ("NASD") and the Securities Investors Protection Corporation ("SIPC").

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Securities transactions and related commission revenues and expenses are recorded on a settlement date basis. Accounting principles generally accepted in the United States of America, require transactions to be recorded on a trade date basis, however there is no material difference between trade date and settlement date for the Company.

Current income taxes are provided for estimated taxes payable or refundable based on tax returns filed on the cash basis of accounting. Deferred income taxes are recognized for the estimated future tax effects attributable to temporary differences in the basis of assets and liabilities for financial and tax reporting purposes. Measurement of current and deferred tax assets and liabilities is based on provisions of enacted federal and state tax laws.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

Note 2: RELATED PARTY TRANSACTIONS

The Company shares facilities and staff with a Registered Investment Advisor (the "RIA") company wholly owned by the sole stockholder of the Company. These companies are parties to an agreement whereby the RIA provides office space, furniture and equipment, and administrative staff. The agreement between the two companies is verbal and there is no lease/sublease for the space occupied by the Company. The Company is not charged a fee for these benefits as management believes the impact on the RIA is immaterial to that company.

Had the Company had to pay its own rent, equipment, and personnel, the difference in the results of its operations would be immaterial.

Note 3: INCOME TAXES

For the year ended June 30, 2006, the Company recorded the following tax provision:

	Federal	State	Total
Current expenses	$ –	$ 800	$ 800
Deferred tax expense (benefit)	(915)	(540)	(1,455)
	$ (915)	$ 260	$ (655)

The deferred income asset arises at a result of temporary differences between the computation of net income for the financial statements and for income tax purposes.

Note 4: OMMITMENTS AND CONTINGENCIES

Certain payments were made to an individual in the year that the Internal Revenue Service could deem to require payroll taxes be recorded and paid. The Company believes it has legitimate defenses and would vigorously defend its position. Accordingly, no contingent provision has been recorded.

Note 5: RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2004, the Financial Accounting Standards Board (" FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based

Note 5: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

Note 6: COMPUTATION OF NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on June 30, 2006, the Company had net capital of $14,808 which was $9,808 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($1,000) to net capital was 0.07 to 1, which is less than the 15 to 1 maximum ratio allowed.

Note 7: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $343 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited focus part IIA.

Net capital per unaudited schedule		$ 14,465
Retained earnings	$ 1,929	
Non allowable assets	(1,585)	
Rounding	(1)	
Total adjustments to net capital		343
Net capital per audited statements		$ 14,808

M. Hadley Securities, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2006

Computation of net capital

Stockholder's equity		
Common stock	$ 2,000	
Retained earnings	24,197	
Total stockholder's equity		$ 26,197
Less: Non allowable assets:		
Prepaid income taxes	(130)	
Deferred income taxes	(11,057)	
Net adjustments to capital		(11,187)
Net Capital before haircuts		15,010
Less: Adjustment to net capital		
Haircuts on money market fund	(202)	
Total adjustment to net capital		(202)
Net Capital		14,808
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 67	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,000
Excess net capital		$ 9,808
Percentage of aggregate indebtedness to net capital	0.07:1	

There is a $343 difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated June 30, 2006. See Note 7.

See independent auditor's report.

M. Hadley Securities, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of June 30, 2006

A computation of reserve requirement is not applicable to M. Hadley Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

See independent auditor's report.

M. Hadley Securities, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of June 30, 2006

Information relating to possession or control requirements is not applicable to M. Hadley Securities, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

See independent auditor's report.

M. Hadley Securities, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended June 30, 2006

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
M. Hadley Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of M. Hadley Securities, Inc. (the Company), for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care[SM]

9010 Corbin Avenue, Suite 7
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924
www.baicpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
July 24, 2006